

May 13, 2015

Dwight M. Barns
Chief Executive Officer
Nielsen Holdings Limited
AC Nielsen House
London Road
Oxford
Oxfordshire OX3 9RX
United Kingdom

Re: **Nielsen N.V.**
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-35042

Dear Mr. Barns:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Joseph H. Kaufman, Esq.
       Simpson Thacher & Bartlett LLP